82-4571

Hilton Group plc

RECEIVED
2004 APR 26 A 11:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 April 2004

04024601

Michael Coco
Office of International Corporate Finance
Division of Finance
Securities & Exchange Commission
450 5th Street, Mailstop 3-2
Washington 20549
USA

SUPPL

Dear Michael

HILTON GROUP PLC

I refer to my earlier letters to you of 12 October and 15 September 2003. I note that we are still appearing on your list of exempt companies under our old company name of Ladbroke Group plc.

Please can you update your records as soon as possible to show the name Hilton Group plc.

Yours sincerely

Barbara Hughes
Deputy Group Secetary

PROCESSED
APR 28 2004
THOMSON FINANCIAL

dlw 4/28

bh40413a.doc